SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

1 August 2002

BY AIRMAIL

Securities and Exchange Comm[redacted]
Office of Internationa[redacted]
450 Fifth Street, N.W.
Washington, D.C. 205[redacted]
U.S.A.

02049202

SUPPL

Dear Sirs

Roly International Holdings Ltd.
- Full Year Financial Statement And Dividend Announcement for the Financial Year Ended 30 April 2002 - Additional Information

Please be advised that the attached announcements regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 31 July 2002 respectively.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

Encl.

8/19

ROLY INTERNATIONAL HOLDINGS LTD

Full Year Financial Statement And Dividend Announcement for the Financial Year Ended 30 April 2002 - Additional Information

In response to questions raised by the Singapore Exchange Securities Trading Limited in their letter dated 31 July 2002 regarding the Company's full year financial statement and dividend announcement for the financial year ended 30 April 2002 ("Announcement"), the directors of the Company wish to provide further explanations and information as follows:

(a)(i) The reduction in depreciation and amortisation from US$2.829 million to US$2.667 million

The reduction in depreciation and amortisation from US$2.829 million to US$2.667 million is mainly due to the fact that higher depreciation/amortisation was recorded in the previous financial year as a result of accelerated depreciation/amortisation in connection with the closure of all retail outlets in Taiwan and some of IT related equipment in Hong Kong was fully depreciated in the previous financial year.

(a)(ii) The increase in foreign exchange gain from US$198,000 to US$932,000

There is an increase in foreign exchange gain from US$198,000 to US$932,000 because the Group's sales are primarily denominated in US dollars while expenses and liabilities of its operating subsidiaries are mainly denominated in certain Asian currencies. As Asian currencies were depreciated against US dollars last year, therefore, the Group recorded an exchange gain of US$932,000 in this financial year.

(a)(iii) The underlying factors that contributed materially to the increase in current assets, current liabilities and non-current liabilities

The increase in current assets is mainly due to the increase in fixed bank deposits by US$10.7 million from US$2.2 million to US$12.9 million. The increase in current liabilities and non-current liabilities is because of the US$19 million transferable loans raised by the Group in May 2001, as mentioned in the corporate events section of the Announcement.

(b) Balance sheets in extended format

	As at 30/4/2002 US$'000		As at 30/4/2001 US$'000	
	Company	Group	Company	Group
Non-Current Assets				
Fixed assets	-	14,272	-	14,067
Investment property	-	3,911	-	3,911
Intangible items	-	6,581	-	3,764
Subsidiary companies	43,057	-	43,996	-
Associated company	-	-	-	-
Amounts owing by affiliates	-	408	-	500
Other receivable	-	385	-	593
Long-term investments	-	408	-	102
Club debenture	-	119	-	119
Total Non-Current Assets	43,057	26,084	43,996	23,056
Current Assets				
Stocks	-	14,651	-	14,604
Trade debtors	-	12,170	-	15,089
Amounts owing by				
- subsidiary companies	56,437	-	48,165	-
- an associated company	-	-	827	1,536
- affiliates	-	163	-	-
Other debtors, deposits and prepayments	37	5,299	47	3,363
Future income tax benefit	-	254	-	140
Short-term investments	-	599	-	537
Fixed bank deposits	-	12,925	-	2,228
Cash at banks and in hand	302	9,862	58	8,549
Total Current Assets	56,776	55,923	49,097	46,046
Less:				
Current Liabilities				
Trade creditors	-	8,013	-	11,510
Amounts owing to subsidiary companies	24,753	-	25,542	-
Other creditors and accruals	394	7,913	306	7,820
Finance lease obligation				
- current portion	-	22	-	-
Bank loans & overdrafts	-	22,614	-	12,065
Provision for taxation	-	2,021	-	2,465
Total Current Liabilities	25,147	40,583	25,848	33,860
Net Current Assets	31,629	15,340	23,249	12,186
Total Assets Less Current Liabilities	74,686	41,424	67,245	35,242
Less:				
Non-Current Liabilities				
Bank loans	-	4,937	-	2,022
Provision for employees' retirement benefits	-	1,658	-	1,536
Other payable	-	1,198	-	1,542
Finance lease obligation	-	28	-	-
Deferred taxation	-	30	-	32
Total Non-Current Liabilities	-	7,851	-	5,132
Minority Interests	-	800	-	1,076
Net Assets	74,686	32,773	67,245	29,034
Representing:				
Share Capital	39,439	39,439	39,387	39,387
Reserves	18,730	13,188	15,962	11,348
Unappropriated Profits/(Accumulated Losses)	16,517	(19,854)	11,896	(21,701)
Share Capital and Reserves	74,686	32,773	67,245	29,034